UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 10, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Fremont General Corporation

File No. 001-08007 - CF#22146

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Fremont General Corporation submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on May 13, 2008.

Based on representations by Fremont General Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1   through May 13, 2011

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Christian Windsor
Special Counsel